EXHIBIT 21.0

                           SUBSIDIARIES OF REGISTRANT




Symvex Inc. is a wholly-owned subsidiary of the Registrant incorporated in the State of Delaware. Symvex Inc. did business under its own name.

Enzon Labs Inc. is a wholly-owned subsidiary of the Registrant incorporated in the State of Delaware. Enzon Labs Inc. does business under its own name.

Enzon GmbH is a wholly-owned subsidiary of the Registrant incorporated in Germany.

                                      E-23